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                                                                    Exhibit 99.1

                          [JAMES HARDIE PRESS RELEASE]

                                                                   MEDIA RELEASE

14 November 2002

                  2ND QUARTER OPERATING PROFIT US$23.5 MILLION
                  HALF YEAR OPERATING PROFIT MORE THAN TREBLES

James Hardie today announced a US$23.5 million operating profit from continuing operations for the three months ended 30 September 2002.

The result represents a significant improvement on the US$10.5 million profit in the second quarter last year and builds on the strong performance achieved in the first quarter of this year.

Among the second quarter highlights, sales revenue increased 34%, gross profit was up 37% and EBIT more than doubled, to US$36.4 million. There were no restructuring or other operating expenses in the quarter.

The USA Fibre Cement business delivered a 34% increase in sales volume and a 44% increase in EBIT. In Asia Pacific, EBIT increased 32% in Australia and 20% in New Zealand.

The second quarter result lifted half-year operating profit from continuing operations to US$46.5 million, more than three times higher than for the previous half year. EBIT from the USA Fibre Cement segment was up 52% for the half, and Asia Pacific Fibre Cement EBIT was 72% higher for the half.

The half-year bottom line profit increased from US$9.5 million to US$100.5 million and includes a US$54.0 million profit, primarily due to the sale of our Gypsum operations that was completed in April 2002.

2ND QUARTER AND HALF YEAR AT A GLANCE

US$ MILLION                                       Q2FY03        Q2FY02         %+\(-)        HYFY03        HYFY02         %+\(-)
Net Sales                                        $  207.6      $  155.5             34      $  407.8      $  304.1             34
Gross Profit                                         76.4          55.8             37         147.5         101.6             45
EBIT (Operating Profit) before
restructuring and other operating expenses           36.4          26.9             35          72.3          40.2             80
Restructuring and other operating expenses             --          (9.1)           N/A            --         (11.1)           N/A
EBIT (Operating Profit)                              36.4          17.8            104          72.3          29.1            148
Operating Profit (Income) from continuing
operations                                           23.5          10.5            124          46.5          14.1            230
Net Operating Profit (Net Income) including
discontinued operations                              24.6          10.4            137         100.5           9.5             --

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                     Media/Analysts enquiries, please call:
              Greg Baxter, Senior Vice President Corporate Affairs
                Telephone - 61 2 8274 5377 Mobile - 0419 461 368
                     Email - greg.baxter@jameshardie.com.au
   Steve Ashe, Vice President Investor Relations: Telephone - 61 2 8274 5246
                             Mobile - 0408 164 011
        Email - steve.ashe@jameshardie.com.au Facsimile - 61 2 8274 5218
                               www.jameshardie.com
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COMMENTARY

James Hardie's CEO, Mr Peter Macdonald said: "The second quarter results mirrored the very positive first quarter performances across the organisation. Strong top line growth and further margin expansion was achieved due to both increased sales and better cost management."

"The strong growth momentum in our businesses is continuing. We continued to win market share across the USA with demand accelerating, particularly in the north where we are taking share from vinyl siding and brick. Our share of the backer and trim markets also increased nationally," said Mr Macdonald.

"Higher revenue and EBIT was also a feature of the results from Australia and New Zealand as we continued to grow demand for our products and realise cost benefits across a wide front," said Mr Macdonald.

USA FIBRE CEMENT - CONTINUED STRONG VOLUME GROWTH

Sales revenue increased 36% to US$154.7 million in the second quarter due mainly to a 34% increase in sales volume to 337.7 million square feet. The main driver was strong growth in demand for fibre cement with market share gains achieved in the siding, backer and trim segments and in both the southern and northern regions of the country.

There was also increased housing construction activity, with low mortgage rates buoying demand despite a general softening in consumer confidence.

The results were also boosted further from sales from the Cemplank operations that were acquired in December 2001.

The average selling price increased 1% for the quarter to US$458 per thousand square feet due to an increased proportion of sales of higher-priced, differentiated products.

The strong volume growth, combined with a lower cost of sales, lifted EBIT 44% to US$40.7 million for the quarter and 52% to US$79.5 million for the half year. The EBIT margin improved to 26.3% for the quarter and 25.9% for the half year.

AUSTRALIA - HIGHER SALES, VOLUMES AND EBIT

Sales revenue increased 28% to US$32.8 million for the quarter due to a 21% lift in sales volume and a favourable exchange difference, partly offset by a slightly lower average selling price. EBIT was up 32% to US$7.4 million for the quarter and 57% to US$13.8 million for the half year due to the higher volumes and a lower unit cost of sales. The EBIT margin improved to 22.6% for the quarter and 22.4% for the half year.

NEW ZEALAND - HIGHER SALES, VOLUMES AND EBIT

Sales revenue was up 40% for the quarter due to a 22% increase in sales volumes, partly offset by slightly lower selling prices. The increase in revenue together with lower raw material prices, partly offset by higher SG&A costs, lifted EBIT 20% to US$1.8 million for the quarter and 44% to US$3.6 million for the half year. The EBIT margin was down at 13.4% for the quarter due to higher SG&A costs, however, it increased to 13.7% for the half year.

PHILIPPINES - CASH FLOW POSITIVE

The business recorded a small operating loss for the quarter after recording small profits for the previous two quarters. The loss was due to lower than expected export sales and a loss of


MEDIA RELEASE: JAMES HARDIE - 2ND QUARTER RESULTS 2003                         2
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production caused by some temporary problems in manufacturing at the Philippines plant. The business was cash flow positive for the quarter.

CHILE - PRODUCT RANGE EXPANDED

Both revenue and volumes were up significantly for the quarter as the business continued to penetrate its targeted market segments following the start-up of the business in March 2001. The business moved to the next stage of its market penetration strategy with the launch of new exterior and interior products for the Chilean market.

USA FRC PIPES - SALES GROWTH AND EFFICIENCY GAINS

Sales volumes continued to grow as awareness among construction contractors increased and as the product range was progressively expanded. Sales revenue doubled and volume nearly doubled in the second quarter compared to the first quarter and unit production costs have also started to decline as significant improvements in manufacturing efficiencies are being achieved.

INTERIM DIVIDEND

The Board has declared an interim dividend of US 2.5 cents a share. The dividend will be paid on 30 January 2003 to shareholders registered on 14 January 2003.

OUTLOOK

The healthy residential housing activity experienced in our major markets in the first half of the year has been continuing into the third quarter.

Despite slightly weaker consumer confidence, US housing market activity is expected to remain at high levels in the near-term. Mortgage rates remain low, builders have large order backlogs and the inventory of new homes for sale remains at low levels.

Third quarter results are expected to be well above the same period last year but will reflect the normal seasonal industry slowdown compared with the first two quarters of the current fiscal year.

Further penetration into the repair and remodel, and vinyl siding segments is expected and recently released products are expected to generate further growth in demand.

In Australia, the housing sector is expected to remain reasonably buoyant over the near term, although some softening is expected to emerge in the fourth quarter of this fiscal year. The introduction of new, differentiated products is expected to increase market share, and revenue is also expected to benefit from higher prices that become effective 1 January 2003.

In New Zealand, higher sales volumes are expected from steady growth in residential building activity and sales of higher margin, differentiated products. Revenue and profitability is expected to lift as a result of increased sales volumes and further manufacturing cost savings.

In the Philippines, building and construction activity is expected to increase as seasonal conditions become more favourable. The business is expected to be buoyed by stronger building activity and as demand for new products such as HardiFlex Lite(R) continues to increase. The performance of the manufacturing plant is also expected to improve.

In Chile, further market penetration and share growth is expected as awareness of the company's expanded product range continues to grow.


MEDIA RELEASE: JAMES HARDIE - 2ND QUARTER RESULTS 2003                         3
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The US-based FRC Pipes business is continuing to increase production to meet growing demand, and further growth in sales, as well as improvements in operating efficiency are expected.

Overall, the strong growth momentum evident in the first half is continuing into the third quarter and prospects for a strong second half are encouraging, recognising the normal seasonal fluctuations in demand.

Ends.









NOTES

1. Unless otherwise stated, results are for continuing operations only and comparisons are of the 2nd quarter of the current fiscal year versus the 2nd quarter of the prior fiscal year; or of the first six months of the current fiscal year versus the first six months of the prior fiscal year.

2. This media release forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Discussion and Analysis (MD&A), a Management Presentation and a Finance Report.

DISCLAIMER
This press release contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.


MEDIA RELEASE: JAMES HARDIE - 2ND QUARTER RESULTS 2003                         4